News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING TO PARTICIPATE IN CIBC WORLD MARKETS INCOME FUND CONFERENCE

CALGARY, September 4, 2007 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that Mark Gow, Vice President, Finance, will present at CIBC World Market’s Income Fund Conference being held at the Intercontinental Toronto Centre in Toronto, Ontario on Wednesday, September 5, 2007. Mr. Gow will also participate in an Industry Panel Session to discuss large cap issues for income fund companies.

The presentation is scheduled for 8:00 a.m. to 8:25 a.m. (EST), and the Industry Panel Session is scheduled for 2:25 p.m. to 3:05 p.m. (EST). Mr. Gow and other panel members will discuss key topics affecting income trusts.

There will be a live audio Webcast of the presentation and a live Videocast of the panel discussion. The link for these events is: http://www.welcome2theshow.com/cibcwmfund2007. The link is posted on the home page of the Trust’s website under What’s New, at www.fording.ca.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

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For further information contact:

Catherine Hart

Najda Dupanovic

Senior Investor Relations Analyst

Administrative Assistant

403-260-9817

403-260-9892

Email: investors@fording.ca

Website: www.fording.ca